Exhibit 2.1

ASSET ACQUISITION AGREEMENT

This ASSET ACQUISITION AGREEMENT (this “Agreement”), effective as of _____________________ (“Effective Date”) is entered into by and among Icon Vapor, Inc., a Nevada corporation (the “Purchaser”), and Green Tree Syndicate, Inc., a California corporation (“Seller”), and its controlling shareholders (collectively referred to herein as "Selling Stockholders"). Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and the Selling Stockholders desire to sell and Purchaser desires to purchase and acquire all assets of Seller, set forth in the attached Schedule 1, which shall include but are not limited to all capital stock, inventory, cash accounts, accounts receivable, patents, intellectual property, products and know-how developed or that may be developed in connection thereto (collectively the “Assets”), without lien or encumbrance through the acquisition of Seller by Purchaser pursuant to the terms and conditions of this Agreement.

WHEREAS, the Parties hereto wish to provide for the terms and conditions upon which the Purchaser will acquire all of the rights of the Seller and the Selling Stockholders relating in any way to the operations, manufacture, distribution, marketing or selling of the Assets.

WHEREAS, Seller and the Selling Stockholders acknowledge that any and all rights, title and/or privilege in the Assets owned or otherwise held by Seller and the Selling Stockholders are being forever discharged, sold and transferred to Purchaser;

WHEREAS, Seller and the Selling Stockholders desire to sell to Purchaser and Purchaser desires to purchase and acquire the Assets from Seller and the Selling Stockholders without lien or encumbrance in exchange for an aggregate sum of Thirty Three Million (33,000,000) restricted shares of the common stock of Purchaser and Two Million Dollars ($2,000,000), pursuant to the terms and conditions set forth in this Agreement.

WHEREAS, the foregoing recitals are true and accurate and express the intentions of the Parties hereto and are hereby incorporated by this reference into the Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants, representations, warranties, and agreements contained herein, and intending to be legally bound, the Parties agree as follows:

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ARTICLE I

SALE AND PURCHASE OF ASSETS

Section 1.01 Assets to be Purchased. Upon satisfaction of all conditions to the obligations of the parties contained herein (other than such conditions as shall have been waived in accordance with the terms hereof), the Seller and the Selling Stockholders shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller and the Selling Stockholders all of the Seller’s and the Selling Stockholders’ world-wide right, title and interest in and to the Assets, including any and all assets, properties, goodwill and any rights related thereto of the Seller, of every nature, kind and description, tangible and intangible, wherever located and whether or not carried or reflected on the books and records of the Seller. It is expressly understood that the sale of the Assets includes the following rights:

(a) Intellectual Property. All trademarks and trademark applications, and all patents and patent applications and any trade secrets, and "know-how" in Seller’s possession or that may be reasonably acquired by Seller relating to all customer lists, vendor and supplier lists and any other proprietary information and trade secrets relating to the Assets;

(b) Production Standards. Seller shall convey and transfer to Purchaser any and all intellectual property and other intangible assets as may be necessary for Purchaser to purchase, create and manufacture the Assets to the exact standards that the Assets require, including any and all supplier and/or vendor information, setting forth complete and accurate information relating to the acquisition of any and all raw materials related to the manufacturing of the Assets and any and all notes or documents related to the purchase, creation and manufacture of the Assets, including "know-how" and trade secrets;

(c) World-Wide Right of Exclusive Distribution. Purchaser shall have the sole and exclusive world-wide right to distribute and sell, or to enter into various agreement with third parties to distribute and sell, the Assets with the terms and conditions of any such agreements being determined by the Purchaser at its sole discretion;

(d) Promotional Rights. All marketing or promotional designs, brochures, advertisements, concepts, literature, books, media rights, rights against any other person in respect of any of the foregoing and all other promotional properties, in each case primarily used, useful, developed or acquired by the Seller for use in connection with the ownership of the Assets;

(e) Books and Records. All papers, documents, computerized databases and records of Seller related to the Assets, including without limitation all, sales records, marketing records, purchase records, accounting and financial records, maintenance and production records, vendor lists and information. The foregoing shall specifically include any and all documents, reports, financial information and audits pertaining to the Assets, or electronic or video graphic records, including website materials, relating to the evaluation, production and distribution of the Assets.

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Section 1.02 Assumed Obligations. Except as expressly set forth in this Section 1.02, the Purchaser shall have no responsibility for any of the Seller’s or and the Selling Stockholders’ obligations in connection with the Assets or otherwise (including contracts, leases, product warranties, purchase orders and liabilities of any type, kind or nature), whether fixed, accrued, contingent or otherwise, and whether arising in contract, in tort, by violation of law, by operation of law, or otherwise, and all such obligations shall remain with the Seller and the Selling Stockholders. The obligations shall include the debt for which any of the Assets provide security, with the security to be cancelled at the same time as the Assets themselves are transferred to the Purchaser, so that the Assets are received free and clear by the Purchaser.

Section 1.03 Consideration. The purchase price for the Assets shall consist of an aggregate sum of Thirty Three Million (33,000,000) restricted shares of the common stock of Purchaser (the “Acquisition Shares”) which shall be issued to the Selling Stockholders at Closing, on a pro-rata basis in proportion to each Selling Stockholder’s equity ownership interest in Seller, in exchange for 100% of the issued and outstanding capital stock of Seller. Purchaser shall also pay to the Selling Stockholders cash in an amount up to Two Million U.S. Dollars ($2,000,000) (the “Purchase Funds”), which shall only be paid from up to 50% of the proceeds received from certain future private investment capital to be raised by Purchaser (the “Future Financing”).

Section 1.04. Termination and Unwinding. Purchaser, Seller and the Selling Stockholders agree that the following circumstance may cause this transaction to be terminated and unwound;

(a) This Agreement may be terminated and unwound in the event that Purchaser is unable to commit to raising investment capital in an amount not less than $1,000,000 within six months of the Effective Date of this Agreement in the contemplated Future Financing. For the purposes of clarification, this Agreement may be terminated and unwound if the Selling Stockholders receive less than $500,000 within six months of the Effective Date of this Agreement. If the Selling Stockholders receive at least $500,000 within six months of the Effective Date of this Agreement, then this Agreement may not be terminated and unwound unless by mutual agreement of the Parties.

(b) In the event of the transaction being terminated and unwound, all the transactions mandated by this Agreement shall be unwound and all documents executed in reliance thereon will be considered null and void. All stock issued and cash disbursed pursuant to or in reliance of this Agreement shall be returned to the Purchaser or its assigns.

Section 1.05 Restrictive Legend on Purchaser’s Shares to be Issued. The common stock shares that may be issued by the Purchaser to the Selling Stockholders pursuant to this Agreement will not have been registered and are being issued pursuant to a specific exemption under the Securities Act of 1933 (the “Securities Act”), as well as under certain state securities laws for transactions by an issuer not involving any public offering or in reliance on limited federal preemption from such state securities registration laws. The shares to be issued by the Purchaser pursuant to this Agreement must be held and may not be sold, transferred, or otherwise disposed of for value unless such securities are subsequently registered under the Securities Act or an exemption from such registration is available, and that the certificates representing the shares of Icon Vapor, Inc. Common Stock issued pursuant to this Agreement will bear a legend in substantially the following form so restricting the sale of such securities:

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The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. The securities have been acquired for investment and may not be sold or transferred without complying with Rule 144 in the absence of an effective registration or other compliance under the Securities Act.

ARTICLE II

CLOSING; DOCUMENTS OF CONVEYANCE

Section 2.01 Closing. The purchase and sale contemplated hereby shall be consummated at a closing (referred to herein as the “Closing”) to be held remotely on or before the 30th day after the Effective Date of this agreement or as otherwise agreed by the Parties (the “Closing Date”), provided that, if agreed amongst the attorneys for the Selling Stockholders and Purchaser, the purchase and sale contemplated hereby shall be consummated at a closing by way of attorney undertakings. The purchase and sale shall be deemed effective for all purposes as of the close of business on the Closing Date.

Section 2.02 Actions to be Taken at the Closing. At the Closing, the Parties will take the following actions and deliver the following documents:

(a) Seller will execute and deliver to Purchaser a Bill of Sale, attached hereto as Schedule I, Stock Power, and Closing Certificate, together with such other instruments of conveyance and evidence of the transfer of title to the Assets from Seller to Purchaser as Purchaser may reasonably request. All instruments of conveyance shall be free of all Encumbrances and shall be in form and content reasonably acceptable to counsel for the Purchaser, the Seller and the Selling Stockholders.

(b) Purchaser, or Purchasers’ agent, will issue to the Selling Stockholders the Acquisition Shares as contemplated in section 1.03 and execute and deliver to Seller and Selling Stockholders a Closing Certificate.

Section 2.03 Transfer of Possession. Simultaneously with the Closing, the Seller and the Selling Stockholders shall give the Purchaser full possession, title and enjoyment of the Assets.

ARTICLE III

DELIVERIES AND DUE DILIGENCE PRIOR TO CLOSING

Section 3.01 Seller’s Deliveries. Seller shall deliver to Purchaser, within five (5) days from the date of execution hereof, any and all documentation relating to Seller's and the Selling Stockholders ownership and title of the Assets, including share certificates and executed stock powers. On the Closing Date, Seller shall deliver any and all documentation relating to the Assets, including any documentation in connection with the transfer of ownership of the Assets from Seller and the Selling Stockholders to Purchaser. Such documentation shall include all papers, documents, computerized databases and records of Seller and the Selling Stockholders relating to the Assets, including without limitation all corporate, marketing records, purchase records, accounting and financial records and maintenance and production records, documents and information relating to the production and manufacturing, including "know-how," trade secrets, and other reasonable documents as requested by Purchaser relating to the Assets. The Seller’s and the Selling Stockholders’ Deliveries shall be treated as confidential information and if for any reason the Seller’s and the Selling Stockholders’ Deliveries are delivered to the Purchaser, but the transaction does not complete, all Seller’s and the Selling Stockholders’ Deliveries will be returned to the Seller and the Selling Stockholders, respectively, and the Purchaser will not retain, directly or indirectly, any copies thereof.

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Section 3.02 Purchaser Deliveries. As a condition of Closing, Purchaser shall issue to the Selling Stockholders or the Selling Stockholders’ attorneys the Acquisition Shares as set forth in section 1.03 of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants to the Seller and covenants with the Seller, as follows as of the date hereof and as of the Closing Date:

Section 4.01 Organization, Standing and Power. Purchaser is duly incorporated, validly existing and in good standing under the laws of the State of California and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Purchaser, a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or on the ability of Purchaser to consummate the transactions contemplated herein (a “Purchaser Material Adverse Effect”). Purchaser is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary and where the failure to so qualify would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.02 Authority; Execution and Delivery. The execution and delivery by the Purchaser of this Agreement and the consummation by the Purchaser of the Transactions have been duly authorized and approved by the Board of Directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and the Transactions. This Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equity principles related to or limiting creditors’ rights generally and by general principals of equity.

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Section 4.03 Authority; Binding Nature of Agreement. Purchaser has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement; the execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary action on the part of Purchaser and its board of directors; and the approval of Purchaser’s shareholders is not required. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. At the Closing, Purchaser will deliver to Seller such evidence of the authorization of its execution, delivery, and performance of this Agreement as Seller may reasonably request.

Section 4.04 No Additional Agreements. The Purchaser does not have any agreement or understanding with the Seller with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

Section 4.05 Full Disclosure. This Agreement, and all documents delivered by Purchaser to Seller in connection with the transactions contemplated herein, do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein not false or misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants to and for the benefit of Purchaser as follows as of the date hereof and as of the Closing Date:

Section 5.01 Right to Enter into Agreement. The Seller has the power and authority to enter into this Agreement and dispose of, sell, transfer, convey, assign and deliver the Assets free and clear of any liens or encumbrances.

Section 5.02 Organization, Standing and Power. The Seller has the power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the Seller, a material adverse effect on the ability of the Seller to perform its obligations under this Agreement or on the ability of the Seller to consummate the Transactions (a “Seller Material Adverse Effect”). The Seller is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary except where the failure to so qualify would not reasonably be expected to have a Seller Material Adverse Effect.

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Section 5.03 Authority; Execution and Delivery. The Seller has all requisite power and authority to execute and deliver this Agreement and to sell the Assets to Purchaser. The execution and delivery by the Seller of this Agreement and the consummation by the Seller of the sales of the Assets to Purchaser have been duly authorized and approved by the Board of Directors of the Seller (if any) and no other proceedings on the part of the Seller are necessary to authorize this Agreement and effectuate the sale of the Assets to Purchaser. When executed and delivered, this Agreement will be enforceable against the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equity principles related to or limiting creditors’ rights generally and by general principals of equity.

Section 5.04 Legal Proceedings. There is no pending Legal Proceeding, and, to the best of the knowledge of Seller, no Person has threatened to commence any Legal Proceeding: (i) that involves Seller or any of the Assets that, if decided against Seller, would have a Material Adverse Effect on the financial condition, business or properties of Seller; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.

Section 5.05 Assets. Seller has, and will have at the Closing, good, valid and marketable title to all of the Assets, free and clear of any liens or encumbrances. Seller has not sold, transferred, assigned or conveyed any of its right, title and interest, or granted or entered into any option to purchase or acquire any of its right, title or interest, in and to any of the Assets. No third party has any option or right to acquire any of the Assets.

Section 5.06 Compliance with Laws. To the best knowledge of Seller, it has at all time conducted its business in compliance with all applicable laws, regulations, ordinances and other requirements of all governmental bodies (including applicable federal, state and local laws, rules and regulations respecting occupational safety and health standards). Seller has not received any notice, advice, claim or complaint from any employee or Governmental Body that Seller has not conducted, or is not presently conducting, its business and operations in accordance with all applicable laws and other requirements of governmental bodies.

Section 5.07 Authority; Binding Nature of Agreement. Seller has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by Seller of this Agreement has been duly authorized by all necessary action on the part of Seller. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. At the Closing, Seller will deliver to Purchaser such evidence of the authorization of Seller’s execution, delivery, and performance of this Agreement as Purchaser may reasonably request.

Section 5.08 Non-Contravention. Neither (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (ii) the consummation of any of the transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

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(a) contravene, conflict with or result in a violation of (i) any of the provisions of Seller’s charter documents, or (ii) any resolution adopted by Seller’s management;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any order, writ, injunction, judgment or decree to which Seller, or any of the Assets is subject; or

(c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any of Seller’s contractual obligations, or give any person the right to declare a default or exercise any remedy against the Assets.

Section 5.09 Intellectual Property.

(a) Seller owns, free and clear of any encumbrance, or has the valid right to sell all intellectual property in connection with the Assets. Seller has not received any written complaint, claim or notice alleging any such infringement, violation or misappropriation in connection with the Assets.

(b) Seller has no agreements with any person pursuant to which Seller obtains rights to intellectual property material to the Assets (other than software that is generally commercially available) that is owned by a person other than Seller.

(c) Seller has taken reasonable precautions (i) to protect its rights in its intellectual property and (ii) to maintain the confidentiality of its trade secrets, know-how and other confidential intellectual property, related to the Assets and, to Seller’s knowledge, there have been no acts or omissions by the managers, members, employees and agents of Seller, the result of which would be to materially compromise the rights of Seller to apply for or enforce appropriate legal protection of Seller’s intellectual property in connection with the Assets.

Section 5.10 Full Disclosure. This Agreement, and all documents delivered by Seller to Purchaser in connection with the transactions contemplated herein, do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein not false or misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLING STOCKHOLDERS

Each of the Selling Stockholders hereby severally and not jointly represent and warrant to Purchaser:

Section 6.1 Authority. Such Selling Stockholder has the right, power, authority and capacity to execute and deliver this Agreement to which such Selling Stockholder are each a party, to consummate the transactions contemplated by this Agreement to which such Selling Stockholder is each a party, and to perform such Selling Stockholders’ obligations under this Agreement to which such Selling Stockholder is a party. This Agreement has been duly and validly authorized and approved, executed and delivered by such Selling Stockholder. Assuming this Agreement has been duly and validly authorized, executed and delivered by the parties thereto other than such Selling Stockholder, this Agreement is duly authorized, executed and delivered by such Selling Stockholders and constitutes the legal, valid and binding obligations of such Selling Stockholder, enforceable against such Selling Stockholders in accordance with their respective terms, except as such enforcement is limited by general equitable principles, or by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally.

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Section 6.2  No Conflict. Neither the execution or delivery by such Selling Stockholder of this Agreement to which such Selling Stockholder is a party nor the consummation or performance by such Selling Stockholder of the transactions contemplated hereby or thereby will, directly or indirectly, (a) contravene, conflict with, or result in a violation of any provision of the organizational documents of such Selling Stockholder (if such Selling Stockholder is not a natural person); (b) contravene, conflict with, constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, any agreement or instrument to which such Selling Stockholder is a party or by which the properties or assets of such Selling Stockholder is bound; or (c) contravene, conflict with, or result in a violation of, any law or order to which such Selling Stockholder, or any of the properties or assets of such Selling Stockholder, may be subject.

Section 6.3  Litigation. There is no pending Action against such Selling Stockholder that involves the capital shares of Seller owned by Selling Stockholder or that challenges, or may have the effect of preventing, delaying or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or the business of Seller and, to the knowledge of such Selling Stockholder, no such Action has been threatened, and no event or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Action.

Section 6.4  Ownership of Shares. Such Selling Stockholder is both the record and beneficial owner of the shares of Seller owned by Selling Stockholder. Such Selling Stockholder is not the record or beneficial owner of any other shares of Seller. Such Selling Stockholder has and shall transfer at the Closing, good and marketable title to the shares of Seller owned by Selling Stockholder, free and clear of all liens, claims, charges, encumbrances, pledges, mortgages, security interests, options, rights to acquire, proxies, voting trusts or similar agreements, restrictions on transfer or adverse claims of any nature whatsoever, excepting only restrictions on future transfers imposed by applicable law.

Section 6.5  Pre-emptive Rights. Such Selling Stockholder has no pre-emptive rights or any other rights to acquire any shares of Seller that have not been waived or exercised.

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ARTICLE VII

DELIVERIES AND CONDUCT OF THE PARTIES AFTER CLOSING

Section 7.01 Deliveries of the Purchaser. At or prior to the Closing, the Purchaser shall deliver to the Seller and the Selling Stockholders:

(i) a copy of this Agreement executed by Purchaser;

(ii) the Acquisition Shares; and,

(iii) duly authorized and executed Closing Certificate.

Section 7.02 Deliveries of the Seller. At or prior to the Closing, the Seller shall deliver to the Purchaser:

(i) a copy of this Agreement executed by Seller;

(ii) any and all documentation relating to the Assets being purchased hereunder as set forth through out this Agreement and not previously delivered;

(iii) all of the Bills of Sale, in substantially the form attached hereto as Schedule I, deeds, assignments and other conveyance and transfer documentation required for conveyance of the Assets to Purchaser; and,

(iv) duly authorized and executed Closing Certificate.

Section 7.03 Deliveries of the Selling Stockholders. At or prior to the Closing, the Selling Stockholders shall deliver to the Purchaser:

(i) a copy of this Agreement executed by the Selling Stockholders;

(ii) any and all documentation relating to the Assets being purchased hereunder as set forth throughout this Agreement and not previously delivered, including share certificates of Seller; and,

(iii) all of the stock powers, share certificates and all other conveyance and transfer documentation required for conveyance of the ownership of Seller to Purchaser; and,

(iv) duly authorized and executed Closing Certificate.

Section 7.04 Cooperation. The Purchaser, the Seller and the Selling Stockholders will cooperate upon and after the Closing Date in effecting the orderly transfer of the Assets to the Purchaser. Without limiting the generality of the foregoing, the Seller and the Selling Stockholders, at the request of the Purchaser without additional consideration, will execute and deliver from time to time such further instruments of assignment, conveyance and transfer, will sign any documents necessary or useful to ensure that all of the right, title and interest in and to the Assets vests in the Purchaser, will cooperate in the conduct of litigation and the processing and collection of insurance claims, and will take such other actions as may reasonably be required to convey and deliver to the Purchaser more effective title to the Assets, or to confirm and perfect the Purchaser’s title thereto, as contemplated by this Agreement.

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ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 8.01 Accuracy of Representations. Each of the representations and warranties made by Seller in this Agreement and in each of the other agreements and instruments delivered to Purchaser in connection with the transactions contemplated by this Agreement shall have been materially accurate in all respects as of the date of this Agreement, and shall be materially accurate in all respects as of the Closing Date as if made on the Closing Date.

Section 8.02 Performance of Covenants. Each covenant or obligation that Seller or each Selling Stockholder is required to comply with or to perform at or prior to the Closing shall have been materially complied with.

Section 8.03 Consents. All Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

Section 9.01 Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement and in each of the other agreements and instruments delivered to Seller and the Selling Stockholders in connection with the transactions contemplated by this Agreement shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing Date as if made on the Closing Date.

Section 9.02 Performance of Covenants. All of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

Section 9.03 Consents. All Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

ARTICLE X

MISCELLANEOUS

Section 10.01 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at, or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

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Section 10.02 Fees and Expenses. All fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred in the future by any party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) any investigation and review conducted by such party of the other party’s business (and the furnishing of information in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any consent required to be obtained in connection with any of such transactions, and (d) the consummation of the transactions contemplated hereby shall be paid: (i) by Purchaser, if incurred by Purchaser; and (ii) by the Selling Stockholders, if incurred by Seller or the Selling Stockholders.

Section 10.03 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

Section 10.04 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to the Purchaser, to:

Icon Vapor, Inc.

11839 Sorrento Valley Road, Suite 907

San Diego, California 92121

Attention: Dan Balsiger

If to the Seller, to:

Green Tree Syndicate, Inc.

_____________________

_____________________

_____________________

Attention: Bashar Ballo

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Section 10.05 Termination.

(a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

(i) The Purchaser may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing;

(ii) The Seller may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing.

(b) Effect of Termination. If any Party terminates this Agreement pursuant to this Section 10.05, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party to consummate its obligations hereunder or to complete the transactions contemplated by this Agreement, except for any liability of any Party then in breach.

Section 10.06 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser, the Seller and the Selling Stockholders will be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 10.07 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

Section 10.08 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.09 Counterparts; Facsimile Execution. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

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Section 10.10 Entire Agreement; Third Party Beneficiaries. This Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the transactions and (b) are not intended to confer upon any person other than the Parties any rights or remedies.

Section 10.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto hereby irrevocably and unconditionally agrees that it is and shall continue to be subject to the jurisdiction of the courts of the State of California and of the federal courts sitting in the State of California, and (ii)(A) to the extent that such party is not otherwise subject to service of process in the State of California, to the fullest extent permitted by law, that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made shall have the same legal force and effect as if served upon such party personally within the State of California.

Section 10.12 Assignment. To the fullest extent permitted by law, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.13 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

Section 10.14 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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Section 10.15 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

[SIGNATURE PAGE FOLLOWS]

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SIGNATURES

The parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

The Purchaser:
Icon Vapor, Inc., a Nevada corporation

	By:	/s/ Dan Balsiger
Name: Dan Balsiger Title: Chief Executive Officer

The Seller:
Green Tree Syndicate, Inc. a California corporation

	By:	/s/ Bashar Ballo
Name: Bashar Ballo Title: Chief Executive Officer

The Selling Shareholders:

Name:	Basar Ballo
Percentage Ownership of Seller:	20%
Number of Shares of Seller Owned:	90,000

Name:	Rawi Ballo
Percentage Ownership of Seller:	35%
Number of Shares of Seller Owned:	157,500

Name:	Sater Tommka
Percentage Ownership of Seller:	45%
Number of Shares of Seller Owned:	157,500

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SCHEDULE 1: BILL OF SALE

This Bill of Sale made on ________________________________, by and between Green Tree Syndicate, Inc. ("Seller") and Icon Vapor, Inc. ("Buyer").

WHEREAS, the Seller wishes to sell and the Buyer wishes to buy all of the capital stock, property, assets and undertaking described in Exhibit 1 attached (collectively the "Assets") for the consideration and on the terms and conditions set forth in the Asset Acquisition Agreement:

Therefore, this Bill of Sale witnesses that for good and valuable consideration now paid by the Buyer to the Seller at or before the execution and delivery of this Bill of Sale, the receipt and sufficiency of which is acknowledged, the Seller grants, bargains, sells, assigns, transfers, conveys and sets over to the Buyer the Assets, upon and subject to the following terms and conditions:

1.	The Seller covenants, warrants and represents that:

(a) Seller has good and marketable title to the Assets, free and clear of any mortgage, charge, security interest, lien, claim, charge or other encumbrance of any nature or kind whatsoever

(b) Seller has the authority to sell the Assets to the Buyer;

(c) Buyer shall, immediately after execution and delivery of this Bill of Sale, have quiet and peaceful possession and enjoyment of the Assets for its own use and benefit without any manner of hindrance, interruption, molestation, claim or demand whatsoever of, from or by the Seller or any person;

(d) Seller will, from time to time and at all times hereafter, on every reasonable request of the Buyer, make, do and execute or cause to be made, done and executed all further acts, deeds or assurances as may be reasonably required by the Buyer for more effectually and completely vesting in the Buyer the Assets;

(e) Seller to indemnify and save harmless the Buyer from all costs, damages, expenses and other losses resulting or arising from the breach or untruth of any covenant, warranty or representation made or given by the Seller hereunder.

2.	This Bill of Sale shall inure to the benefit of the successors and assigns of the Buyer.

Seller	Buyer

Name:	Name: Daniel Balsiger
Title:	Title: Chief Executive Officer

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Exhibit 1: The Collective Assets Referenced in this Bill of Sale

1.                  ________________________________________________________________

2.                  ________________________________________________________________

3.                  ________________________________________________________________

4.                  ________________________________________________________________

5.                  ________________________________________________________________

6.                  ________________________________________________________________

7.                  ________________________________________________________________

8.                  ________________________________________________________________

9.                  ________________________________________________________________

10.              ________________________________________________________________

11.              ________________________________________________________________

12.              ________________________________________________________________

13.              ________________________________________________________________

14.              ________________________________________________________________

15.              ________________________________________________________________

16.              ________________________________________________________________

17.              ________________________________________________________________

18.              ________________________________________________________________

19.              ________________________________________________________________

20.              ________________________________________________________________

21.              ________________________________________________________________

22.              ________________________________________________________________

23.              ________________________________________________________________

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